UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2023 Results and Declares Dividend,” dated August 1, 2023.

Exhibit

99.1 Press Release dated August 1, 2023

Textainer Group Holdings Limited

Reports Second-Quarter 2023 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – August 1, 2023 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the second-quarter ended June 30, 2023.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q2 2023	Q1 2023	Q2 2022
Total lease rental income	$192,163	$194,901	$203,232
Gain on sale of owned fleet containers, net	$7,703	$9,548	$23,213
Income from operations	$97,678	$100,379	$122,847
Net income attributable to common shareholders	$51,332	$53,626	$78,590
Net income attributable to common shareholders per diluted common share	$1.20	$1.22	$1.63
Adjusted net income (1)	$51,332	$53,624	$78,522
Adjusted net income per diluted common share (1)	$1.20	$1.22	$1.63
Adjusted EBITDA (1)	$162,958	$166,985	$191,086
Average fleet utilization (2)	98.8%	98.8%	99.6%
Total fleet size at end of period (TEU) (3)	4,334,809	4,375,474	4,508,490
Owned percentage of total fleet at end of period	93.8%	93.7%	93.3%

(1)
Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)
Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.
(3)
TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•
Net income of $51.3 million for the second quarter, or $1.20 per diluted common share, as compared to $53.6 million, or $1.22 per diluted common share, for the first quarter of 2023;
•
Adjusted EBITDA of $163.0 million for the second quarter, as compared to $167.0 million for the first quarter of 2023;
•
Second quarter average and current utilization rate of 98.8% and 98.9%, respectively;
•
Added $135.2 million of new containers through the first six months of 2023, virtually all assigned to long-term leases with expected on-hire dates throughout the third quarter;
•
Repurchased 1,148,711 common shares at an average price of $36.86 per share during the second quarter. On July 24, 2023, Textainer's board of directors authorized a further increase of $100 million to the share repurchase program. Combined with the increased authorization, the remaining available authority under the share repurchase program totaled $139 million as of the end of the second quarter;
•
Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on September 15, 2023, to holders of record as of September 1, 2023; and
•
Textainer’s board of directors approved and declared a $0.30 per common share cash dividend, payable on September 15, 2023 to holders of record as of September 1, 2023.

“We are very pleased with our second quarter results which demonstrate the stability and resilience of our long tenured lease portfolio combined with our well-structured fixed and hedged financing. For the quarter, utilization was stable at a high level of 98.8% and lease rental income remained firm at $192 million. Adjusted net income was $51 million, or $1.20 per diluted common share against $1.22 for the previous quarter,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“The conditions across the overall container market remained consistent from the first quarter, with limited, new container demand and very low production volumes which we consider healthy for the industry following two years of elevated volumes. Our priority has therefore continued to focus on optimizing capital allocation and further securing our strong cash flows through continued action on operational efficiencies and lease renewals. As a result, our average lease duration remains at approximately 6 years, and we expect our utilization rate to remain elevated.”

“As we position ourselves for the return of higher cargo volumes in the second half of the year, we have observed the initial signs of higher ship loadings as well as firming ocean freight rates on major shipping routes. We have also noticed a reduction in off hires of older containers and have deployed some limited capex, mostly as a result of confirmed leases that will start generating revenue in the third quarter.”

“While we await the opportune market turn to deploy larger capex volumes, we continue to focus on long-term shareholder value creation as demonstrated by our steady increase in book value per share. In addition to de-leveraging, we continue our buyback program and have now repurchased 5.5% of our outstanding common shares over the first half of the year. We are furthermore pleased to announce that our board of directors has approved an increase of $100 million to our repurchase program, as we continue to view this program as accretive and beneficial to shareholders,” concluded Ghesquiere.

Conference Call and Webcast

A conference call to discuss the financial results for the second quarter of 2023 will be held at 11:00 am Eastern Time on Tuesday, August 1, 2023. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) As a result, our average lease duration remains at approximately 6 years, and we expect our utilization rate to remain elevated; (ii) and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues:
Operating leases - owned fleet	$143,484	$152,590	$288,808	$304,082
Operating leases - managed fleet	10,693	12,678	21,803	25,319
Finance leases and container leaseback financing receivable - owned fleet	37,986	37,964	76,453	72,549
Total lease rental income	192,163	203,232	387,064	401,950

Management fees - non-leasing	710	673	1,454	1,205

Trading container sales proceeds	4,849	5,392	8,815	13,010
Cost of trading containers sold	(4,650)	(4,945)	(8,771)	(11,701)
Trading container margin	199	447	44	1,309

Gain on sale of owned fleet containers, net	7,703	23,213	17,251	39,126

Operating expenses:
Direct container expense - owned fleet	10,399	6,779	20,442	12,298
Distribution expense to managed fleet container investors	9,507	11,302	19,432	22,475
Depreciation and amortization	70,527	72,957	142,365	145,450
General and administrative expense	12,752	13,185	25,871	24,712
Bad debt (recovery) expense, net	(100)	60	(405)	537
Container lessee default expense, net	12	435	51	555
Total operating expenses	103,097	104,718	207,756	206,027
Income from operations	97,678	122,847	198,057	237,563
Other (expense) income:
Interest expense	(42,138)	(37,593)	(84,268)	(72,902)
Other, net	2,107	352	3,929	258
Net other expense	(40,031)	(37,241)	(80,339)	(72,644)
Income before income taxes	57,647	85,606	117,718	164,919
Income tax expense	(1,346)	(2,047)	(2,822)	(3,686)
Net income	56,301	83,559	114,896	161,233
Less: Dividends on preferred shares	4,969	4,969	9,938	9,938
Net income attributable to common shareholders	$51,332	$78,590	$104,958	$151,295
Net income attributable to common shareholders per share:
Basic	$1.22	$1.66	$2.47	$3.16
Diluted	$1.20	$1.63	$2.42	$3.10
Weighted average shares outstanding (in thousands):
Basic	41,963	47,486	42,536	47,942
Diluted	42,862	48,305	43,365	48,799

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$153,738	$164,818
Marketable securities	-	1,411
Accounts receivable, net of allowance of $1,633 and $1,582, respectively	118,931	114,805
Net investment in finance leases, net of allowance of $191 and $252, respectively	130,681	130,913
Container leaseback financing receivable, net of allowance of $48 and $62, respectively	59,519	53,652
Trading containers	6,651	4,848
Containers held for sale	40,261	31,637
Prepaid expenses and other current assets	8,100	16,703
Due from affiliates, net	3,040	2,758
Total current assets	520,921	521,545
Restricted cash	102,336	102,591
Containers, net of accumulated depreciation of $2,092,858 and $2,029,667, respectively	4,182,242	4,365,124
Net investment in finance leases, net of allowance of $701 and $1,027 respectively	1,624,264	1,689,123
Container leaseback financing receivable, net of allowance of $15 and $52, respectively	834,809	770,980
Derivative instruments	146,994	149,244
Deferred taxes	1,165	1,135
Other assets	22,425	13,492
Total assets	$7,435,156	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$21,363	$24,160
Container contracts payable	72,618	6,648
Other liabilities	5,667	5,060
Due to container investors, net	14,879	16,132
Debt, net of unamortized costs of $7,607 and $7,938, respectively	392,720	377,898
Total current liabilities	507,247	429,898
Debt, net of unamortized costs of $22,619 and $26,946, respectively	4,872,129	5,127,021
Derivative instruments	475	—
Income tax payable	13,889	13,196
Deferred taxes	16,055	13,105
Other liabilities	31,578	33,725
Total liabilities	5,441,373	5,616,945
Equity:
Textainer Group Holdings Limited shareholders' equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 60,060,224 shares issued and 41,336,704 shares outstanding at June 30, 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at December 31, 2022	601	599
Treasury shares, at cost, 18,723,520 and 16,308,627 shares, respectively	(421,656)	(337,551)
Additional paid-in capital	447,886	442,154
Accumulated other comprehensive income	144,665	147,350
Retained earnings	1,522,287	1,443,737
Total shareholders’ equity	1,993,783	1,996,289
Total liabilities and shareholders' equity	$7,435,156	$7,613,234

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$114,896	$161,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	142,365	145,450
Bad debt (recovery) expense, net	(405)	537
Container write-off from lessee default, net	—	241
Amortization of unamortized debt issuance costs and accretion of bond discounts	4,659	5,206
Gain on sale of owned fleet containers, net	(17,251)	(39,126)
Share-based compensation expense	4,551	3,498
Changes in operating assets and liabilities	59,975	107,190
Total adjustments	193,894	222,996
Net cash provided by operating activities	308,790	384,229
Cash flows from investing activities:
Purchase of containers	(32,015)	(254,963)
Payment on container leaseback financing receivable	(37,193)	(468,252)
Proceeds from sale of containers	85,402	91,292
Receipt of principal payments on container leaseback financing receivable	27,062	30,098
Other	3	(2,119)
Net cash provided by (used in) investing activities	43,259	(603,944)
Cash flows from financing activities:
Proceeds from debt	57,000	844,650
Payments on debt	(301,729)	(483,313)
Principal repayments on container leaseback financing liability, net	(410)	(398)
Purchase of treasury shares	(84,105)	(81,603)
Issuance of common shares upon exercise of share options	1,183	3,979
Dividends paid on common shares	(25,398)	(23,858)
Dividends paid on preferred shares	(9,938)	(9,938)
Net cash (used in) provided by financing activities	(363,397)	249,519
Effect of exchange rate changes	13	(236)
Net change in cash, cash equivalents and restricted cash	(11,335)	29,568
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the period	$256,074	$312,140

Supplemental disclosures of cash flow information:
Interest paid	$79,020	$66,344
Income taxes paid	$239	$140
Receipt of payments on finance leases, net of income earned	$67,562	$95,712
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$65,970	$3,604
Containers placed in finance leases	$1,225	$169,620

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding unrealized gain (loss) on marketable securities and the related impacts on income taxes. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and six months ended June 30, 2023 and 2022 and for the three months ended March 31, 2023.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•
They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
They do not reflect changes in, or cash requirements for, working capital needs;
•
Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•
Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;
•
They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Six Months Ended,
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amounts)			except per share amounts)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$51,332	$53,626	$78,590	$104,958	$151,295
Adjustments:
Unrealized (gain) loss on marketable securities, net	—	(3)	(85)	(3)	122
Impact of reconciling items on income tax	—	1	17	1	(26)
Adjusted net income	$51,332	$53,624	$78,522	$104,956	$151,391

Adjusted net income per diluted common share	$1.20	$1.22	$1.63	$2.42	$3.10

	Three Months Ended,			Six Months Ended,
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$51,332	$53,626	$78,590	$104,958	$151,295
Adjustments:
Interest income	(2,385)	(2,082)	(257)	(4,467)	(293)
Interest expense	42,138	42,130	37,593	84,268	72,902
Unrealized (gain) loss on marketable securities, net	—	(3)	(85)	(3)	122
Income tax expense	1,346	1,476	2,047	2,822	3,686
Depreciation and amortization	70,527	71,838	72,957	142,365	145,450
Container write-off from lessee default, net	—		241	—	241
Adjusted EBITDA	$162,958	$166,985	$191,086	$329,943	$373,403

	Three Months Ended,			Six Months Ended,
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amount)			except per share amount)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$51,332	$53,626	$78,590	$104,958	$151,295
Adjustments:
Container write-off from lessee default, net	—	—	241	—	241
Impact of reconciling items on income tax			(2)		(2)
Headline earnings	$51,332	$53,626	$78,829	$104,958	$151,534

Headline earnings per basic common share	$1.22	$1.24	$1.66	$2.47	$3.16
Headline earnings per diluted common share	$1.20	$1.22	$1.63	$2.42	$3.11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2023

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer